CONSENT OF AUTHOR

March 25, 2014

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Alexco Resource Corp.
Annual Information Form (the “AIF”) and Annual Report on
Form 40-F (the “Form 40-F”), both dated March 25, 2014

The undersigned hereby consents to being named in the AIF and to the inclusion of references to and extracts from the reports entitled “Updated Preliminary Economic Assessment for the Eastern Keno Hill Silver District Project – Phase 2, Yukon, Canada” dated December 5, 2013; entitled “Technical Report on the Onek Deposit, Onek Property, Keno Hill District, Yukon” and dated September 8, 2011; and entitled “Technical Report on the Bermingham Deposit, Bermingham Property, Keno Hill District, Yukon” and dated August 8, 2012 (collectively, the “Reports”) in the AIF, and to the filing of the AIF as an exhibit to the Form 40-F.

I confirm that I have read the AIF, have no reason to believe that there are any misrepresentations in the information contained in the AIF that is derived from the Reports or that the information contained in the AIF that is derived from the Reports does not fairly and accurately represent the information in the Reports, and confirm that such matters are within my knowledge as a result of the services performed by me in connection with the Reports.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Annual Report on Form 40-F and any amendments thereto, filed on March 25, 2014, and any amendment thereto.

Sincerely,

/s/ Gilles Arseneau

Gilles Arseneau, Ph.D., P.Geo.